June 7, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:  John Stickel

Re:

Good Times Restaurants Inc.

Registration Statement on Form S-1

Filed April 26, 2013

File No. 333-188183

Dear Mr. Stickel:

This letter is on behalf of Good Times Restaurants Inc. (the “Company”) in response to your comments of May 20, 2013 regarding the Company’s Registration Statement on Form S-1 that was filed on EDGAR on April 26, 2013 (the “Registration Statement”).

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Prospectus Summary, page 3

1.

We note the disclosure in your financial and brand highlights section regarding your same store sales growth and income from operations.  Please balance the disclosure in your prospectus summary by prominently discussing and quantifying for the two most recent fiscal years and interim period your net losses, your net losses from operations, and your decrease in net revenues.

The Company has added the following disclosure on pages 3-4 of Amendment No. 1 to the Registration Statement:

•

Our net revenues for fiscal 2012 decreased by $897,000 (-4.4%) to $19,706,000 from $20,603,000 for fiscal year 2011, primarily due to two closed stores during fiscal 2012.  Our net revenues for the six month period ended March 31, 2013 increased by $455,000 (+4.8%) to $9,871,000 from $9,416,000 for the six month period ended March 31, 2012.

•

Our loss from operations was $474,000 in fiscal 2012 compared to $665,000 in fiscal 2011.  We had a loss from operations of $622,000 for the six month period ended March 31, 2013 compared to a loss of $643,000 for the same prior year period.

•

Our net loss was $668,000 for fiscal 2012 compared to $895,000 for fiscal 2011.  Our net loss for the six month period ended March 31, 2013 was $666,000 compared to a net loss of $747,000 for the same prior year period.

Recent Developments, page 4

2.

Please expand to balance the disclosure in this section to discuss that Big Daddy’s Burger Bar restaurants have only been in existence for approximately three years and that its restaurants are located only in North Carolina.  In addition, please quantify the additional capital contribution that you must make pursuant to the agreements with BDI and BDFD.

The Company has added the following disclosure on page 4 of Amendment No. 1 to the Registration Statement:

Bad Daddy’s Burger Bar is a relatively new restaurant concept that has been in existence for approximately three years.  There are currently five existing Bad Daddy’s Burger Bar restaurants, all of which are located in North Carolina, including an airport concession licensed to Host Marriot Services in the Charlotte, N.C. airport.  Of the existing restaurants, three have been open for more than one year.

The Company has also added the following disclosure on page 5 of Amendment No. 1 to the Registration Statement:

We purchased the 48% interest in BDFD for an aggregate subscription price of $750,000.  The first $375,000 installment was paid on April 9, 2013, upon execution of the subscription agreement. The remaining $375,000 installment is to be paid on or before the six month anniversary of the execution date of the subscription agreement.  In addition, pursuant to the terms of the BDFD operating agreement, we may be required to make an additional capital contribution to BDFD of up to $480,000.

3.

We note your reference to unaudited financial statements for Big Daddy’s Burger Bar that are not included in your prospectus.  Please revise to substantiate or remove the last sentence of the last paragraph on page 4.

The Company has revised the last sentence of the referenced paragraph (which is now the first full paragraph on page 5 of Amendment No. 1 to the Registration Statement) to read as follows:

Based on management’s review of the average sales of the three operating restaurants that have been open for more than one year, we believe that Bad Daddy’s Burger Bar average sales per restaurant are much higher than the Good Times Burgers & Frozen Custard average sales per restaurant, as is the Bad Daddy’s Burger Bar average customer check.

Exhibits Index

4.

Please note that we sometimes comment on legal opinions, and suggest that you file an opinion with your next amendment.

The form of legal opinion has been filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement.

Attached to this letter is a marked copy of the revised Registration Statement reflecting the above comments and additional changes.  In addition to the changes made in response to your comments, we have made changes to include the Company’s second quarter financial statement numbers.  If you have any further questions or comments, please feel free to contact me directly at 303-384-1400 or Roger Cohen at 303-634-2000.

Sincerely,

/s/ Boyd E Hoback

Boyd E. Hoback

President and Chief Executive Officer

Good Times Restaurants Inc.